July 24, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Andrew Blume
Kevin Woody

Re: Universal Electronics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Furnished February 15, 2024
File No. 0-21044

Ladies and Gentlemen:

Universal Electronics, Inc., a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 11, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed March 14, 2024 (“Form 10-K”), and Current Report Form 8-K furnished February 15, 2024 (“Form 8-K”).

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 8-K Furnished February 15, 2024
Exhibit 99 - Reconciliation of Adjusted Non-GAAP Financial Results, page 7

1.We note your response to comment 3. As previously requested, please quantify for us the portion of your litigation adjustment related to Roku for each year from 2018 through 2023. Since you have adjusted for IP infringement costs since at least 2018, also explain why the non-Roku IP infringement costs do not represent normal, recurring, cash operating expenses of your business and why eliminating them within your non-GAAP financial measures is meaningful and appropriate. In doing so, compare and contrast the nature of such cases to the Roku matter, which you described in your initial response letter dated May 10, 2024 as being "of a size and complexity of which the Company has never experienced in its 37-year history and is not expected to recur in the future." Also ensure that you disclose the nature of the "other" legal matters in future filings and quantify the amounts to the extent material.

Response:

To clarify, all of the Company’s IP infringement costs relate to matters involving Roku. As noted in the Company’s response to prior comment 3, the Company’s IP infringement matters are described in Note 13 to the financial statements in the Form 10-K under “Roku Matters” (“Note 13”). The “certain other entities” mentioned in the Company’s response to prior comment 3 consist of TCL Electronics Holding Limited and related entities, Hisense Co., Ltd. and related entities, and Funai Electric Company, Ltd. and related entities, each of whom are named defendants in the Company’s patent infringement lawsuit as disclosed in Note 13. In addition, “certain other entities” refers to certain of the Company’s customers that the Company has agreed to indemnify in connection with the “Roku Matters” as disclosed in Note 13.

United States Securities and Exchange
Commission Division of Corporation Finance
Office of Manufacturing
July 24, 2024

In future filings, the Company will disclose the nature of the "other" legal matters and quantify the amounts to the extent material.
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If you have any questions regarding these matters, please do not hesitate to contact me at 1 (480) 530-3000.

Very truly yours,
Universal Electronics Inc.

By:	/s/ Bryan M. Hackworth
Bryan M. Hackworth
Chief Financial Officer